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16014656

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 08 2016
Washington DC

SEC FILE NUMBER
8- 37329

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Nasdaq Execution Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

165 Broadway, 51st Floor
(No. and Street)

New York (City) NY (State) 10006 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Christopher Setaro 212-381-6440
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

5 Times Square (Address) New York (City) NY (State) 10036 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Christopher Setaro, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Nasdaq Execution Services, LLC, as of Dec 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



LEONARD B COMBERIATE
Notary Public - State of New York
NO. 01CO6269676
Qualified in Westchester County
My Commission Expires 10.1.2016

Signature

Chief Compliance Officer
Title

Leonard B. Comberiate
Notary Public 2.29.16

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Nasdaq Execution Services, LLC

Statement of Financial Condition

December 31, 2015

Contents



Building a better
working world

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350

Report of Independent Registered Public Accounting Firm

The Member of Nasdaq Execution Services, LLC

We have audited the accompanying statement of financial condition of Nasdaq Execution Services, LLC (the Company) as of December 31, 2015. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Nasdaq Execution Services, LLC at December 31, 2015, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

February 29, 2016

Nasdaq Execution Services, LLC

Statement of Financial Condition

December 31, 2015

Assets	
Cash	$ 10,239,681
Deposits with clearing organizations	1,319,442
Receivables from affiliates, net	4,188,079
Goodwill	5,569,073
Deferred tax assets	1,593,615
Other assets	240,655
Total assets	$ 23,150,545
Liabilities and member's equity	
Liabilities:	
Accrued routing fees	$ 4,433,990
Accrued compensation and benefit costs	224,515
Accounts payable	140,350
Total liabilities	4,798,855
Member's equity	18,351,690
Total liabilities and member's equity	$ 23,150,545

See accompanying notes to the Statement of Financial Condition.

Nasdaq Execution Services, LLC

Notes to Statement of Financial Condition

Year Ended December 31, 2015

1. Organization and Description of the Business

Nasdaq Execution Services, LLC (the "Company") is a wholly owned subsidiary of Norway Acquisition, LLC ("Norway Acquisition"), which is a wholly owned subsidiary of The NASDAQ Stock Market LLC (the "Exchange"). Nasdaq, Inc. ("NASDAQ") is a holding company that operates the Exchange as its wholly owned subsidiary. The Exchange provides NASDAQ's market participants with the ability to access, process, display and integrate orders and quotes on the Exchange and other national stock exchanges. The Company has no customers but accepts orders from related party entities as part of its core routing brokerage business.

Activity and Regulation of Nasdaq Execution Services, LLC

The Company currently operates as the routing broker-dealer for affiliate exchanges for sending orders from the affiliate exchanges to other venues for execution in accordance with member order instructions and requirements. Affiliate exchanges include the Exchange, NASDAQ BX, Inc. ("BX") and NASDAQ PHLX, LLC ("PHLX"), collectively.

The Company clears all equity trading activity through the NASDAQ Stock Market Omnibus Account ("Omnibus Account") as the central facilitating account on the Exchange. This Omnibus Account is granted by the National Securities Clearing Corporation ("NSCC") to NASDAQ under the Exchange's membership at the NSCC. The Omnibus Account exists strictly to facilitate anonymity and to match offsetting trades on the Exchange. The Company also clears all routed trading activity in options listed on the Exchange, PHLX, and BX directly with the Options Clearing Corporation ("OCC"). All routed and executed trades are sent to the OCC by the exchange on which the trade was executed or by the Exchange.

The Company is strictly a routing broker, relying on the executing party or venue, another broker operating an electronic communications network, alternative trading system ("ATS"), agency book, or registered stock exchange, to submit clearing records against the Company to the NSCC, as applicable. Certain transactions, primarily in the trade support role, may still be handled manually via the Automated Confirmation Transaction Service ("ACT"). The Company, as a broker-dealer, can also receive non-electronic executions from markets that experienced technical issues hindering the receipt of electronic executions on trade date. These executions not received electronically on trade date (T) could be received in clearing on T+1, where the Company could potentially need to trade out of these executions on a principal basis.

1. Organization and Description of the Business (continued)

The Company began routing options as of March 24, 2014, and became the sole routing broker for NASDAQ's equities and options exchanges in the U.S.

The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") as well as in all 50 states, the District of Columbia and Puerto Rico. The Company is also a member of the Exchange, BX, PHLX, New York Stock Exchange ("NYSE"), NYSE ARCA, Financial Industry Regulatory Authority ("FINRA"), NYSE MKT, Chicago Stock Exchange, the BATS Z-Exchange, Inc., the National Stock Exchange EDGA Exchange, EDGX Exchange and the BATS Y Exchange, Inc. The Company is distinguished from most broker-dealers in that it is a facility of the Exchange, which functions as both an exchange and a Self Regulatory Organization ("SRO").

The Company is subject to regulation by the SEC, FINRA, the SROs and the various state securities regulators. The Company is a member of the Securities Investor Protection Corporation.

2. Summary of Significant Accounting Policies

Basis of Presentation

The financial statements are prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP"), as codified in the Accounting Standards Codification ("ASC") and set forth by the Financial Accounting Standards Board ("FASB").

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts and the disclosure of contingent amounts in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from those estimates and assumptions.

Recently Issued Accounting Pronouncements

For the year ended December 31, 2015, the Company has not adopted any new accounting pronouncements that had a material impact on its financial statements.

In May 2014, FASB released Accounting Standards Update ("ASU") 2014-09, "Revenue from Contracts with Customers." The purpose of this standard is to clarify the principles for

2. Summary of Significant Accounting Policies (continued)

recognizing revenue and develop a common revenue standard for U.S. GAAP. The core principle of this update is that the Company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. In August 2015, FASB released ASU 2015-14 "Revenue from Contracts with Customers," which extended the deadline date for implementation such that the standard will be effective for annual reporting periods beginning after December 15, 2017. The Company is currently assessing the impact of adopting this standard.

In August 2014, FASB released ASU 2014-15, "Presentation of Financial Statements – Going Concern," requiring management of public and private companies to evaluate whether there is substantial doubt about the entity's ability to continue as a going concern and, if so, disclose that fact. Management will also be required to evaluate and disclose whether its plans alleviate that doubt. The standard will be effective for periods ending after December 15, 2016.

Cash

The Company's cash is held by The Bank of New York Mellon ("BONY") in a non-interest-bearing account.

Deposits with Clearing Organizations

The deposits with clearing organizations primarily represent cash balances held at the NSCC and OCC for settlement of trades and funds held at the Depository Trust and Clearing Corporation ("DTCC"), which generally contain no restrictions on the ability of the Company to withdraw such cash funds.

Goodwill

Goodwill represents the excess of purchase price and related costs over the value assigned to the net tangible and identifiable intangible assets of a business acquired. Goodwill is allocated to the reporting units based on the assignment of the fair values of each reporting unit of the acquired company. We are required to test goodwill for impairment at the reporting unit level annually, or in interim periods if certain events occur indicating that the carrying value may be impaired. We test for impairment during the fourth quarter of the fiscal year using carrying amounts as of October 1st. In conducting the 2015 annual impairment test for goodwill, we first performed a qualitative assessment to determine whether it was more likely than not that the fair value of a reporting unit was less than the carrying amount as a basis for determining whether it was necessary to perform the two-step quantitative goodwill impairment test described in ASC 350, Intangibles – Goodwill and Other ("ASC 350"). The more likely than not threshold is defined as

2. Summary of Significant Accounting Policies (continued)

having a likelihood of more than 50 percent. If, after assessing the totality of events or circumstances, we determine that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, then the two-step quantitative test for goodwill impairment is performed for the appropriate reporting units. Otherwise, we conclude that no impairment is indicated and the two-step quantitative test for goodwill impairment is not performed.

In conducting the initial qualitative assessment, we analyzed actual and projected growth trends, as well as historical performance versus plan and the results of prior quantitative tests performed.

Additionally, we assessed critical areas that may impact the business, including macroeconomic conditions and the related impact, market related exposures, competitive changes, new or discontinued products, changes in key personnel, or any other potential risks to projected financial results.

If required, the quantitative goodwill impairment test is a two-step process performed at the reporting unit level. First, the fair value of each reporting unit is compared to its corresponding carrying amount, including goodwill. The fair value of each reporting unit is estimated using a discounted cash flow valuation, which incorporates assumptions regarding future growth rates, terminal values, and discount rates, among other factors. The estimates and assumptions used consider historical performance and are consistent with the assumptions used in determining future profit plans for each reporting unit, which are approved by management. If the first step results in the carrying amount exceeding the fair value of the reporting unit, then a second step must be completed in order to determine the amount of goodwill impairment that should be recorded, if any. In the second step, the implied fair value of the reporting unit's goodwill is determined by allocating the reporting unit's fair value to all of its assets and liabilities other than goodwill in a manner similar to a purchase price allocation. The implied fair value of the goodwill that results from the application of this second step is then compared to the carrying amount of the goodwill and an impairment charge is recorded for any difference.

The Company has concluded that, for purposes of its goodwill impairment test, it has a single reporting unit. The Company completed the required annual impairment test, which determined that goodwill was not impaired for the year ended December 31, 2015. However, events such as economic weakness and unexpected significant declines in operating results may result in goodwill impairment charges in the future.

Other Assets

Included within Other assets on the Statement of Financial Condition is an equity investment in the DTCC, which is accounted for at cost, as there is no readily determinable fair value of these securities and we are not able to exercise significant influence over the operating and financial policies of the DTCC.

2. Summary of Significant Accounting Policies (continued)

Securities Owned and Securities Sold, Not Yet Purchased, At Market Value

The Company may temporarily have positions in equity securities due to system interruptions. The Company provides brokers and dealers with the option to cancel the difference resulting from position breaks due to an interruption. When market value fluctuations related to these position breaks are unfavorable to the customer, the Company will assume the positions and liquidate the positions the following trade day, resulting in limited market risk to the Company. Realized gains and losses are recognized on a trade date basis.

Revenues and Clearing, Execution and Exchange Fees

The Company receives fees from the Exchange, BX and PHLX for providing trade routing services. The billing structure for this arrangement is defined by services agreements entered into between the Company and the Exchange, BX and PHLX (collectively, the "Services Agreements") and are billed on a monthly basis and are accrued when earned on a trade date basis. Intercompany balances are settled on a periodic basis. See Note 3 for further discussion.

The Company incurs clearing, execution and exchange fees for routed transactions. These fees are accrued when incurred on a trade date basis. These expenses include NSCC fees, OCC fees, DTCC fees, clearing costs, exchange fees, annual membership fees and certain technology related costs. The Company agrees to pay all expenses for routing services provided to the Exchange, BX and PHLX.

Income Taxes

The Company's operating results are included in the federal, state and local income tax returns filed by NASDAQ. The Company uses the asset and liability method to provide income taxes on all transactions recorded in the consolidated NASDAQ financial statements. Deferred tax assets and liabilities are determined based on differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities (i.e., temporary differences) and are measured at the enacted rates that will be in effect when these differences are realized. If necessary, a valuation allowance is established to reduce deferred tax assets to the amount that is more likely than not to be realized.

In order to recognize and measure our unrecognized tax benefits, management determines whether a tax position is more likely than not to be sustained upon examination, including

2. Summary of Significant Accounting Policies (continued)

resolution of any related appeals or litigation processes, based on the technical merits of the position. Once it is determined that a position meets the recognition thresholds, the position is measured to determine the amount of benefit to be recognized in the financial statements. Interest and penalties related to income tax matters are recognized in income tax expense.

3. Related-Party Transactions

As discussed in Note 1, the Company operates solely as the routing broker-dealer for the Exchange, BX and PHLX. Under intercompany Service Agreements with each affiliate, the Exchange, BX and PHLX agree to pay the Company pass through costs incurred in routing orders to external destinations for the Exchange, PHLX and BX. The Exchange also agrees to pay for expenses, including NSCC fees, OCC fees, clearing costs, exchange fees, annual membership fees and certain technology related costs.

The Exchange, PHLX and BX also each paid the Company an additional monthly fee for support related to the Company's routing transactions. Revenue is recognized as earned, and is allocated to the Company through an intercompany charge.

The Exchange agrees to provide the Company with support services, including, but not limited to, direct financial and business management support.

For the year ended December 31, 2015, the Company was also charged by NASDAQ for additional support services under the Intra-group Services Agreement. This agreement covers additional costs for personnel support.

Certain other expenses of the Company are settled on the Company's behalf by NASDAQ and the Exchange and are allocated through an intercompany charge.

At December 31, 2015, $4,188,079 remained as a net receivable from affiliates. All affiliates are ultimately wholly-owned by NASDAQ. It is the intent and ability of management to settle all intercompany balances between NASDAQ and its wholly-owned subsidiaries, such as the Company and the Exchange, on a net basis, as NASDAQ serves as the master financing entity for all wholly-owned subsidiaries. In addition, all intercompany transactions are expected to be cash settled on a periodic basis. The Company records all transactions to and from affiliates subject to the netting arrangement (Services Agreement) into a single account. Although there may be many individual accounts to preserve transaction detail, the reporting will reflect a single receivable or payable to NASDAQ.

4. Income Taxes

The Company's operating results are included in the federal, state and local income tax returns filed by NASDAQ. For income tax purposes, the Company is disregarded as an entity separate from its owner, NASDAQ, pursuant to U.S. Income Tax Regulations Sec. 301.7701-3(b)(1)(ii). With respect to each taxable period for which a consolidated or unitary return is filed by NASDAQ, which includes the Company, NASDAQ shall pay to and has the right to receive from the Company an amount based on the Company's stand-alone operating results using the tax rate applicable to NASDAQ.

As of December 31, 2015, the net deferred tax asset balance is $1,593,615. This amount primarily relates to the amortization of intangible assets. As it is more likely than not that the deferred tax asset will be utilized in later years, no valuation allowance is required.

A reconciliation of the beginning and ending amount of unrecognized tax benefits, as of December 31, 2015, is as follows:

Beginning balance	$	39,618
Additions (reductions) as a result of tax positions taken in prior periods		(12,720)
Additions as a result of tax positions taken in the current period		7,089
Ending balance	$	33,987

At December 31, 2015, the Company had no accrued interest or penalties, as defined within ASC 740, Income Taxes.

For periods through December 22, 2008, the Company was treated as a partnership for U.S. income tax purposes, and as a result, filed its federal, state and local tax returns, including a New York City Unincorporated Business Tax return. For periods after December 22, 2008, the Company's operating results are included in the federal, state and local income tax returns filed by NASDAQ. Federal income tax returns for the years 2011 through 2013 are currently under audit by the Internal Revenue Service and are subject to examination for 2014. Several state tax returns are currently under examination by the respective tax authorities for the years 2005 through 2013, and the Company is subject to examination for 2014.

5. Regulatory Requirements

The Company is a registered broker-dealer with the SEC and, accordingly, is subject to the SEC's Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital. The Company computes its net capital requirements under the alternative method provided by SEC Rule 15c3-1. At December 31, 2015, the Company had net capital of $6,750,268, which was $6,500,268 in excess of its required minimum net capital of $250,000.

5. Regulatory Requirements (continued)

The Company is also subject to The Options Clearing Corporation ("OCC") Rule 302 which requires maintenance of net capital equal to the greater of $2,000,000 or 6 2/3 percent of aggregate indebtedness. At December 31, 2015, the Company had $4,750,627 of net capital in excess of this minimum requirement.

Advances to affiliates, dividend payments and other equity withdrawals are subject to certain notification and other requirements of SEC Rule 15c3-1 and other regulatory bodies. The Company is exempt from the provisions of Rule 15c3-3 pursuant to paragraph (k)(2)(ii) under the Securities Exchange Act of 1934.

6. Commitments and Contingent Liabilities

Brokerage Activities

The Company provides guarantees to securities clearinghouses and exchanges under their standard membership agreements, which require members to guarantee the performance of other members. If a member becomes unable to satisfy its obligations to the clearinghouses, other members would be required to meet its shortfalls. To mitigate these performance risks, the exchanges and clearinghouses often require members to post collateral as well as meet certain minimum financial standards.

The Company's maximum potential liability under these arrangements cannot be quantified. However, management believes that the potential for the Company to be required to make payments under these arrangements is not probable. Accordingly, no contingent liability is recorded on the Statement of Financial Condition for these arrangements.

General Litigation and Regulatory Matters

The Company may be subject to claims as well as reviews by self-regulatory agencies arising out of the conduct of its business.

The SEC and FINRA adopt rules and examine broker-dealers and require strict compliance with their rules and regulations. The SEC, SROs and state securities commissions may conduct administrative proceedings, which can result in censures, fines, the issuance of cease-and-desist orders or the suspension or expulsion of a broker-dealer, its officers or employees. The SEC and state regulators may also institute proceedings against broker-dealers seeking an injunction or other sanction. The SEC and SRO rules cover many aspects of a broker-dealer's business, including capital structure and withdrawals, sales methods, trade practices among broker-dealers,

6. Commitments and Contingent Liabilities (continued)

use and safekeeping of customers' funds and securities, record-keeping, the financing of customers' purchases, broker-dealer and employee registration and the conduct of directors, officers and employees. All broker-dealers have an SRO that is assigned by the SEC as the broker-dealer's designated examining authority, or DEA. The DEA is responsible for examining a broker-dealer for compliance with the SEC's financial responsibility rules. FINRA is the Company's current DEA. A failure to comply with the SEC's request in a satisfactory manner may have adverse consequences, and changing the Company's DEA may entail additional regulatory costs. As of December 31, 2015, no matters have arisen that would result in a need to record a liability.

Management is not aware of any unasserted claims or assessments that would have a material adverse effect on the financial position and the results of operations of the Company.

Risks and Uncertainties

As discussed above, the Company, as a routing broker-dealer, is exposed to clearance and settlement risks, as well as limited market risk. Management is not aware of any material adverse effect on the financial position of the Company resulting from these risks.

Cash is held by one financial institution, BONY. In the event that the financial institution is unable to fulfill its obligations, the Company would be subject to credit risk. Bankruptcy or insolvency may cause the Company's rights with respect to the cash held by BONY to be delayed or limited. The Company monitors its risk by monitoring the credit quality of BONY and its subsidiaries.

7. Fair Value of Financial Instruments

The Company's assets and liabilities are recorded at fair value or at amounts that approximate fair value. The carrying amounts reported on the Statement of Financial Condition for cash, deposits with clearing organizations, and receivables from affiliates, net, approximate fair value due to the short term nature of these assets. The Company's liabilities, which include accrued compensation and benefit costs, accrued routing fees and accounts payable, net, are reported at their contractual amounts, which approximate fair value.

8. Subsequent Events

The Company has evaluated all subsequent events through the date of issuance of the financial statements, and has determined that no subsequent events have occurred that would require disclosure in the financial statements or accompanying notes.

STATEMENT OF FINANCIAL CONDITION

Nasdaq Execution Services, LLC
December 31, 2015
With Report of Independent Registered Public Accounting Firm

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